ALPS SERIES TRUST

1290 Broadway, Suite 1000

Denver, Colorado 80203

VIA EDGAR

September 16, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	ALPS Series Trust (“Trust”)
	File Nos.:	File Nos. 333-183945 & 811-22747
	Fund:	Seven Canyons Small Cap Growth Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust, hereby requests the withdrawal of the below post-effective amendment to its registration statement filed on Form N-1A, as it relates solely to its Seven Canyons Small Cap Growth Fund (the “Fund”).

The below amendment was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the date shown below and was filed to add the Fund as a new series to the Trust.

Post-Effective Amendment Number (1933 Act)	Date Filed	Submission Type	Accession Number
81	December 15, 2020	485APOS	0001398344-20-024577

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Please contact me at (720) 440-4848 with any questions regarding this application for withdrawal.

Sincerely,

/s/Lucas Foss
Lucas Foss
President

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP